Faegre Drinker Biddle & Reath LLP

320 South Canal Street, Suite 3300

Chicago, IL 60606

(312) 569-1000 (Phone)

(312) 569-3000 (Facsimile)

www.faegredrinker.com

December 20, 2024

VIA EDGAR TRANSMISSION

Ms. Valerie Lithotomos

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	The RBB Fund Trust (the “Trust”) Registration Statement on Form N-1A (File Nos.: 033-200168 and 811-23011)

Dear Ms. Lithotomos:

The purpose of this letter is to respond to the oral comments you provided regarding the Trust’s post-effective amendment (“PEA”) No. 47 to its registration statement on Form N-1A. PEA No. 47 was filed with the Securities and Exchange Commission (the “Commission”) pursuant to Rule 485(a)(1) under the Securities Act of 1933, as amended, on Form N-1A on November 1, 2024.

The Trust will file a subsequent PEA under Rule 485(b) (“Amended Registration Statement”) to update any missing information, respond to Staff comments, and file updated exhibits.

For your convenience, each comment has been reproduced in bold typeface immediately followed by the Trust’s response. Capitalized but undefined terms used herein have the meanings assigned to them in the Registration Statement. The Trust confirms that, where applicable, the responses to the comments provided in one section of the Registration Statement will be similarly updated in other parallel sections of the Registration Statement, except as noted by the Trust. The changes to the disclosures discussed below will be reflected in the next post-effective amendment to the Registration Statement.

1.	Comment: As a global comment for all funds, please complete the Fee and Expense tables and provide them to the Commission at least five (5) business days prior to the effective date.

Response: Please see updated Fee and Expense tables below.

Penn Capital Short Duration High Income Fund:

Fees and Expenses

This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the tables and examples below.

Shareholder Fees (fees paid directly from your investment)	Institutional Class
Maximum Sales Charge (Load) Imposed on Purchases	None
Maximum Deferred Sales Charge (Load) (as a percentage of the original purchase price)	None
Maximum Sales Charge (Load) Imposed on Reinvested Dividends	None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.45%
Distribution and/or Service (12b-1) Fees	0.00%
Other Expenses	0.84%
Total Annual Fund Operating Expenses	1.29%
Less Fee Waiver and/or Expense Reimbursement(1)	-0.75%
Total Annual Fund Operating Expenses (After Fee Waiver/Expense Reimbursement)	0.54%

(1) The RBB Fund Trust (the “Trust”) and Penn Capital Management Company, LLC (the “Advisor”), have entered into an expense limitation agreement under which the Advisor has agreed to waive management fees and/or pay Fund expenses to the extent necessary so that the Fund’s total annual operating expenses (including any acquired fund fees and expenses incurred by the Fund as a result of its investments in other investment companies managed by the Advisor, but excluding any acquired fund fees and expenses incurred by the Fund as a result of its investments in unaffiliated investment companies, taxes, interest, brokerage fees, certain insurance costs, and extraordinary and other non-routine expenses) through the period ending December 31, 2025 do not exceed 0.54% for Institutional Class shares. Under the agreement, the Advisor is entitled to be reimbursed by the Fund for any fees it waived and expenses it paid for a period of three years following the month of the fee waiver or payment, to the extent such reimbursement will not cause the Fund to exceed any applicable expense limit that was in place when the fees were waived or expenses paid. The expense limitation agreement may be terminated by the Board of Trustees of the Trust (the “Board” or “Trustees”) at any time and also will terminate automatically upon the expiration or termination of the Fund’s advisory contract with the Advisor.

Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then hold or redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year, that the Fund’s operating expenses remain the same, and that the expense limitation applies only for the first year. Although your actual costs may be higher or lower, based on these assumptions your cost would be:

	1 Year	3 Years	5 Years	10 Years
Institutional Class	$55	$335	$636	$1,491

Penn Capital Opportunistic High Income Fund:

Fees and Expenses

This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the tables and examples below.

Shareholder Fees (fees paid directly from your investment)	Institutional Class
Maximum Sales Charge (Load) Imposed on Purchases	None
Maximum Deferred Sales Charge (Load) (as a percentage of the original purchase price)	None
Maximum Sales Charge (Load) Imposed on Reinvested Dividends	None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.69%
Distribution and/or Service (12b-1) Fees	0.00%
Other Expenses	0.77%
Total Annual Fund Operating Expenses	1.46%
Less Fee Waiver and/or Expense Reimbursement(1)	-0.74%
Total Annual Fund Operating Expenses (After Fee Waiver/Expense Reimbursement)	0.72%

(1)	The RBB Fund Trust (the “Trust”) and Penn Capital Management Company, LLC (the “Advisor”), have entered into an expense limitation agreement under which the Advisor has agreed to waive management fees and/or pay Fund expenses to the extent necessary so that the Fund’s total annual operating expenses (including any acquired fund fees and expenses incurred by the Fund as a result of its investments in other investment companies managed by the Advisor, but excluding any acquired fund fees and expenses incurred by the Fund as a result of its investments in unaffiliated investment companies, taxes, interest, brokerage fees, certain insurance costs, and extraordinary and other non-routine expenses) through the period ending December 31, 2025, do not exceed 0.72% for Institutional Class shares. Under the agreement, the Advisor is entitled to be reimbursed by the Fund for any fees it waived and expenses it paid for a period of three years following the month of the fee waiver or payment, to the extent such reimbursement will not cause the Fund to exceed any applicable expense limit that was in place when the fees were waived or expenses paid. The expense limitation agreement may be terminated by the Board of Trustees of the Trust (the “Board” or “Trustees”) at any time and also will terminate automatically upon the expiration or termination of the Fund’s advisory contract with the Advisor.

Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then hold or redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year, that the Fund’s operating expenses remain the same, and that the expense limitation applies only for the first year. Although your actual costs may be higher or lower, based on these assumptions your cost would be:

	1 Year	3 Years	5 Years	10 Years
Institutional Class	$74	$389	$727	$1,683

Penn Capital Mid Cap Core Fund:

Fees and Expenses

This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the tables and examples below.

Shareholder Fees (fees paid directly from your investment)	Institutional Class
Maximum Sales Charge (Load) Imposed on Purchases	None
Maximum Deferred Sales Charge (Load) (as a percentage of the original purchase price)	None
Maximum Sales Charge (Load) Imposed on Reinvested Dividends	None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.90%
Distribution and/or Service (12b-1) Fees	0.00%
Other Expenses	1.21%
Total Annual Fund Operating Expenses	2.11%
Less Fee Waiver and/or Expense Reimbursement(1)	-1.05%
Total Annual Fund Operating Expenses (After Fee Waiver/Expense Reimbursement)	1.06%

(1)	The RBB Fund Trust (the “Trust”) and Penn Capital Management Company, LLC (the “Advisor”), have entered into an expense limitation agreement under which the Advisor has agreed to waive management fees and/or pay Fund expenses to the extent necessary so that the Fund’s total annual operating expenses (excluding any acquired fund fees and expenses, taxes, interest, brokerage fees, certain insurance costs, and extraordinary and other non-routine expenses) through the period ending December 31, 2025, do not exceed 1.06% for Institutional Class shares. Under the agreement, the Advisor is entitled to be reimbursed by the Fund for any fees it waived and expenses it paid for a period of three years following the month of the fee waiver or payment, to the extent such reimbursement will not cause the Fund to exceed any applicable expense limit that was in place when the fees were waived or expenses paid. The expense limitation agreement may be terminated by the Board of Trustees of the Trust (the “Board” or “Trustees”) at any time and also will terminate automatically upon the expiration or termination of the Fund’s advisory contract with the Advisor.

Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then hold or redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year, that the Fund’s operating expenses remain the same, and that the expense limitation applies only for the first year. Although your actual costs may be higher or lower, based on these assumptions your cost would be:

	1 Year	3 Years	5 Years	10 Years
Institutional Class	$108	$559	$1,037	$2,358

Penn Capital Special Situations Small Cap Equity Fund:

Fees and Expenses

This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the tables and examples below.

Shareholder Fees (fees paid directly from your investment)	Institutional Class
Maximum Sales Charge (Load) Imposed on Purchases	None
Maximum Deferred Sales Charge (Load) (as a percentage of the original purchase price)	None
Maximum Sales Charge (Load) Imposed on Reinvested Dividends	None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.95%
Distribution and/or Service (12b-1) Fees	0.00%
Other Expenses	0.64%
Total Annual Fund Operating Expenses	1.59%
Less Fee Waiver and/or Expense Reimbursement(1)	-0.50%
Total Annual Fund Operating Expenses (After Fee Waiver/Expense Reimbursement)	1.09%

(1)	The RBB Fund Trust (the “Trust”) and Penn Capital Management Company, LLC (the “Advisor”), have entered into an expense limitation agreement under which the Advisor has agreed to waive management fees and/or pay Fund expenses to the extent necessary so that the Fund’s total annual operating expenses (excluding any acquired fund fees and expenses, taxes, interest, brokerage fees, certain insurance costs, and extraordinary and other non-routine expenses) through the period ending December 31, 2025, do not exceed 1.09% for Institutional Class shares. Under the agreement, the Advisor is entitled to be reimbursed by the Fund for any fees it waived and expenses it paid for a period of three years following the month of the fee waiver or payment, to the extent such reimbursement will not cause the Fund to exceed any applicable expense limit that was in place when the fees were waived or expenses paid. The expense limitation agreement may be terminated by the Board of Trustees of the Trust (the “Board” or “Trustees”) at any time and also will terminate automatically upon the expiration or termination of the Fund’s advisory contract with the Advisor.

Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then hold or redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year, that the Fund’s operating expenses remain the same, and that the expense limitation applies only for the first year. Although your actual costs may be higher or lower, based on these assumptions your cost would be:

	1 Year	3 Years	5 Years	10 Years
Institutional Class	$111	$453	$818	$1,847

2.	Comment: As a global comment for all funds, please complete the outstanding information and update all information that is currently in brackets.

Response: The Trust confirms the remaining information will be completed in the Amended Registration Statement.

Penn Capital

3.	Comment: With respect to the proxy statement regarding the approval of a new investment advisory agreement between the Trust, on behalf of each fund, and Penn Capital Management, LLC (“Penn Capital”), please supplementally inform the Commission of the timeline for approval and what the Trust intends to do if the proxy is not approved.

Response: A special meeting of shareholders (the “Special Meeting”) of the Penn Capital Short Duration High Income Fund, Penn Capital Opportunistic High Income Fund, and Penn Capital Mid Cap Core Fund (each a “Fund” and together, the “Funds”) was held on November 7, 2024. At the Special Meeting, shareholders of each Fund voted to approve the proposed new investment advisory agreement between the Trust, on behalf of each Fund, and Penn Capital.

At the Special Meeting, an insufficient number of shareholders of the Penn Capital Special Situations Small Cap Equity Fund (the “Special Situations Fund”) were present, in person or by proxy. As a result, there was no quorum, and the shareholders of the Special Situations Fund were unable to vote on the proposed investment advisory agreement (“New Advisory Agreement”) between the Trust, on behalf of the Special Situations Fund and the Adviser. The Special Meeting was adjourned until November 27, 2024 with respect to the Special Situations Fund. However, there was still no quorum.

To avoid disruption of the Special Situations Fund’s investment management program, the Board of Trustees of the Trust (the “Board”) had approved an interim investment advisory agreement between the Trust, with respect to the Special Situations Fund, and the Adviser (the “Interim Agreement”), beginning on July 3, 2024, which would be effective for up to 150 days (i.e., until and including November 30, 2024). The terms of the Interim Agreement were the same as those of the original investment advisory agreement between the Trust, on behalf of the Special Situations Fund, and the Adviser, except for certain provisions that are required by law, the date and term of the agreement and certain other immaterial differences.

Beginning on December 1, 2024, the term of the Interim Agreement was extended until the earlier of (a) an additional 45 calendar days (i.e., until and including January 14, 2025) or (b) the approval of the New Advisory Agreement by the shareholders of the Special Situations Fund (such period being the “Additional Period”). The terms and conditions of the Interim Agreement will otherwise continue in effect during the Additional Period without change, except that the Adviser will not receive any compensation or reimbursement of its costs for services provided to the Special Situations Fund under the Interim Agreement during the Additional Period.

The Special Meeting of shareholders of the Special Situations Fund was further adjourned until December 20, 2024, to vote on the approval of the New Advisory Agreement. However, an insufficient number of shareholders of the Special Situations Fund were present, in person or by proxy, and the Special Meeting was further adjourned until January 14, 2025.

If shareholders of the Special Situations Fund do not approve the New Advisory Agreement by January 14, 2025, the Board will consider other alternatives and will make such arrangements for the management of the Special Situations Fund’s investments as it deems appropriate and in the best interests of the Special Situations Fund, including (without limitation) extending the Interim Agreement with the Adviser or the liquidation of the Special Situations Fund.

4.	Comment: In the Fees and Expenses tables, please confirm whether brokerage commissions are included. If not, please provide a sentence stating that shareholders may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and examples below.

Response: The Trust confirms that brokerage commissions are not included. The Trust will add the following disclosure above the Fee and Expense Table in the Amended Registration Statement:

You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the tables and examples below.

5.	Comment: With respect to the last sentence in the second footnote to the Annual Fund Operating Expenses table, please confirm whether the expense limitation agreement is terminable by the adviser in the one-year period.

Response: The Trust confirms that the Adviser will not be able to terminate the Expense Limitation Agreement until after the one-year period.

6. Comment: In the third column of the Portfolio Managers table (Service to the Fund), please add months in addition to years. Response: The Trust will make the requested change to the Amended Registration Statement.

* * * * *

We trust that the foregoing is responsive to your comments. Questions and further comments concerning this filing may be directed to the undersigned at (312) 569-1233.

Sincerely,
/s/ Jessica Himes
Jessica Himes